PIN Financial LLC

INVESTMENT BANKING
MEMBER OF FINRA/SIPC

224 WEST 29TH STREET
12TH FLOOR
NEW YORK, NEW YORK 10001
TELEPHONE:212-921-3250
FACSIMILE: 212-921-3252

DRAFT

PERSONAL AND CONFIDENTIAL

May 24, 2011

Tree Top Industries, Inc.
511 6th Avenue, Suite 800
New York, NY 10011

Attn: Ms. Kathy M. Griffin
President

Gentlemen:

This letter outlines the terms upon which PIN Financial, LLC. ("PIN" or the "Agent") has been engaged by Tree Top Industries Inc, a Nevada Corporation (the "Company") to act as exclusive agent for a period of four months, in connection with the private placement and capital raise (the "Offering") of a minimum of $2.5 million in equity and/or convertible debt (the "securities") to be issued by the Company (the "Offering"). PIN will also assist the Company in obtaining Bridge Financing (Bridge) of a minimum of $500,000, within sixty days.

Services

1. The Agent agrees to use its reasonable best efforts to complete the private placement of the Securities. The terms of the Offering shall be subject to mutual agreement of the Company and each investor in the Offering. The Agent will contact potential investors, assist in the negotiation and the structuring of the investment in the Company, and provide related services that the Agent deems advisable and reasonable that may facilitate the successful completion of the Offering. The Agent will conduct all sales and solicitation efforts in a manner consistent with your intent that the Offering be an exempt transaction pursuant to the Securities Act of 1933, as amended (the "Act") and only to "Accredited Investors" as defined in Rule 501(a) under the Act. The Agent may decline to participate in the Offering if it determines that the completion of the Offering is impractical, undesirable or not advisable.

2. The Agent shall be entitled to rely on the accuracy and completeness of all written information provided by the Company, including historical financial information, projected financial results, business plans and other due diligence. Additionally, representatives of the Company shall be available to answer questions of, and to provide additional information to, any potential investors. The Company represents that the Offering Materials (as defined in the purchase agreement referred to below) will not contain any untrue statement of a material fact

or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

3. The Offering will be sold pursuant to a purchase agreement which shall: (i) contain customary representations and covenants on behalf of the Company; (ii) contain such other terms and conditions as shall be agreed to by the Company and the investors; and (iii) contain customary representations and warranties of the purchasers of such securities. The Company agrees that with regard to any escrow arrangements utilized in connection with this offering, all bank accounts which contain investor funds will be maintained at a "bank" within the meaning of Section 3(a) (6) of the Securities Exchange Act of 1934.

During the term of this Agreement, in order to coordinate our efforts during the term of our engagement hereunder, the Company hereby agrees not to initiate any discussions looking toward any investment in the Company, without first notifying PIN. Consistent with the parties' intention that the Offering will be an exempt transaction, we currently anticipate offering the Securities to both U.S. and non-U.S. persons and institutions. The Company confirms that accredited investors across this range are acceptable, although the Company reserves the right to accept or reject any subscriptions in whole or in part, in its sole discretion.

Fees

4. For providing investment banking services to the Company and for providing financial advisory services to the Company, PIN shall receive 2,000,000 of the Company's common stock upon the execution of this Agreement.

As compensation for its services under this Agreement, the Agent will receive a cash fee on any equity or convertible debt raised (at closing) equal to six percent (6.0%) of the gross proceeds raised from institutional or accredited investors in the Bridge and the Offering, whether or not such institutional or accredited investors were contacted and/or introduced by the Agent to the Company. Regarding any institutional or accredited investors that were not contacted and/or not introduced by the Agent to the Company, the Agent shall receive a cash fee at closing equal to three percent (3%) of the gross proceeds raised. Payment of such Placement Fee shall be a condition of closing the Offering. If more than one closing is required to complete the Offering, then only that portion of the Placement Fee applicable to each closing shall be payable at such closing.

In addition, upon the closing of the Bridge and the Offering, the Company shall issue to PIN, or persons designated by PIN (for purposes of the Agreement "Persons" means any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, or other legal entity or governmental body) five year Warrants to purchase that number of shares equal to six percent (6%) of the shares (on an as-converted basis) sold in the Offering, at an exercise price equal to the per share price of the Offering (the "Agent's Warrants"). PIN shall receive three percent (3%) Agent Warrants in connection with any funds raised by investors not contacted by or not introduced to the Company by PIN, as long as PIN accounts for the majority of investors. The Agents Warrants shall contain the same registration rights and Anti-dilution features as the Offering.

In addition, upon successful completion of the Offering, the Company agrees to reimburse the Agent, at the closing of the Offering, upon written notice, all such expenses that have been pre-approved in writing by the Company for expenses associated with the Offering. All out of pocket expenses, in excess of $250.00 shall be pre-approved in writing by the Company.

In the event that the Company does not sell any Securities during the term of the Agreement but does sell Securities during the twelve months following the termination of this Agreement to anyone who received a copy of the Offering Memorandum and were introduced by the Agent to the Company during the term of this Agreement, the Company shall pay the Agent a cash fee commensurate with the Placement Agent Fee set forth in Section 4. Upon the expiration of the initial term of this Agreement, Agent shall provide the Company with a Schedule that lists all of the institutions and investors contacted and introduced by the Agent to the Company. Prior to contacting any party, the Company shall pre-approve such proposed contact by the Placement Agent, such approval not to be unreasonably withheld.

Indemnification

5. The Company agrees to indemnify and hold harmless the Agent, any of its directors, officers, agents, and employees, and each person, if any, who controls the Agent within the meaning of the Securities Act of 1933, as amended, against any losses, damages or liabilities (or any claims, legal actions or proceedings in respect thereof) ("Claims"), to which the Agent or such person may become subject, related to or arising out of our engagement hereunder and due to the fault of the Company including, without limitation, the use and content of the Memorandum, and will reimburse the Agent and each such person for all legal and other expenses incurred in connection with investigating or defending any such claims, legal actions or proceedings arising out of its engagement hereunder; provided, however, that the Company will not be liable in any such case for losses, damages, liabilities or expenses that a court of competent jurisdiction shall have found in a final judgment to have arisen primarily out of, or is based primarily upon, any action or failure to act on the part of the Agent or the party claiming a right to indemnification that constitutes bad faith, gross negligence, willful misconduct, or a violation of law, and, in such case, the Agent or party claiming a right to legal and other expenses, shall reimburse the Company for any such expenses previously advanced to such party.

In case any proceeding shall be instituted involving any person in respect to whom indemnity may be sought, such person (the "indemnified party") shall promptly notify the Company, and the Company, upon the request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the Company may designate in such proceedings and shall pay as incurred the fees and expenses of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel at its own expense, except that the Company shall pay as incurred the fees and expenses of no more than one separate counsel retained by

the indemnified party in the event that (i) the Company and the indemnified party shall have mutually agreed to the retention of such counsel or, (ii) the named parties to any such proceeding (including any impleaded parties) include both the Company and the indemnified party and representation of both parties by the same counsel, in the reasonable opinion of counsel to the indemnified party, would constitute a real or perceived conflict of interest, due to actual or potential differing interests between them. The Company shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Company agrees to indemnify the indemnified party to the extent set forth in this letter. In no event shall the Company be liable to any Indemnified Party for consequential damages or lost profits.

In the event a claim for indemnification as described herein is determined to be unenforceable by a final judgment of a court of competent jurisdiction, then the Company shall contribute to the aggregate losses, claims, damages or liabilities to which the Agent or its officers, directors, agents, employees or controlling persons may be subject in such amount as is appropriate to reflect the relative benefits received by each of the Company and the party seeking contribution on the one hand and the relative faults of the Company and the party seeking contribution on the other, as well as any relevant equitable contributions.

The provisions of this Agreement relating to indemnification and contribution shall survive termination or modification of our engagement and shall be binding upon any successors or assigns of the Company.

Other

6. Except as set forth in this Agreement, neither the Agent nor any of its affiliates (nor any of their respective control persons, directors, officers, employees or agents) shall be liable to the Company or any person claiming through the Company for any claim, loss, damage, liability, cost or expense suffered by the Company or any such other person arising out of or related to the Agent's engagement hereunder except for a claim, loss or expense that arises out of the breach of this Agreement by the Agent, or that arises primarily out of, or is based primarily upon, any action or failure to act by the Agent, other than an action or failure to act undertaken at the request or with the consent of the Company, that constitutes bad faith, willful misconduct or gross negligence on the part of the Agent.

7. The Company represents and warrants that no person or organization, other than PIN, is shall, during the term of this Agreement, be entitled to compensation for services as a finder, broker, placement agent or investment banker in connection with the Offering based on any arrangement or agreement made by or on behalf of the Company.

8. The initial term of this engagement shall be four months and it shall automatically renew on a month-to-month basis until terminated in writing by either party. However, upon completion of the Offering, or upon mutual written consent of both parties, the Agreement shall terminate immediately and no fees (other than fees earned prior to such termination) shall be due and owing to PIN after the completion of the Offering. In any such event the Company

shall be responsible for the reimbursement of expenses as provided in Section 4 incurred by PIN through the date of termination.

9. The Company agrees that PIN shall have the right to advertise its participation in the Offering in "tombstone" or other appropriate financial advertisements in newspapers, magazines, trade periodicals or other publications. PIN agrees that such tombstone or other advertisements shall not be published without the Company's prior approval, provided that such approval is not unreasonably withheld or delayed.

10. The invalidity or unenforceability of any provision of this Agreement shall in no way offset the validity or enforceability of any other provision. This Agreement shall be governed by and construed and enforced in accordance with the laws of the state of New York. Any right to trial by jury with respect to any claim, action, suit or proceeding arising out of this Agreement or any of the matters contemplated hereby is waived. The terms and provisions of this letter are solely for the benefit of the Company and the Agent and the other indemnified parties and their respective successors, assigns, heirs and personal representatives, and no other person shall acquire or have any rights by virtue of this Agreement.

Please confirm that the terms described here are in accordance with your understanding by signing and returning to us the enclosed duplicate of this letter. We are pleased to be working with Tree Top Industries, Inc. on this project and look forward to a successful outcome.

Very truly yours,
PIN Financial LLC

By: [signature]
Brian K. Coventry
Chief Executive Officer

Agreed and Confirmed:
Tree Top Industries, Inc.

By: [signature]
Kathy M. Griffin
President

July 24, 2011

PIN Financial, LLC
224 West 29th Street, 12th Floor
New York, NY 10001

Attention: Mr. Brian Coventry

Dear Brian:

As discussed and agreed, Tree Top Industries, Inc. ("Tree Top") and PIN Financial (PIN) have decided to extend the term agreement between Tree Top and PIN, attached hereto, with regard to obtaining a minimum of $500,000 bridge financing for Tree Top, for an additional sixty days until September 24, 2011.

Kathy M. Griffin, President

Brian Coventry, Chief Executive Officer